Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENTS
(Unaudited)

	Six Months Ended June 30, 2003	Six Months Ended December 31, 2002
	(millions)
Operating Revenue	$6,220	$5,252

Operating Expenses	4,676	3,702

Income from operations	1,544	1,550

Other income (expense)	(102)	51

Interest and related charges	485	466

Income before income taxes and minority interests	957	1,135

Income taxes	343	366

Minority interests	(21)	--

Income before cumulative effect of changes in accounting principle	635	769

Cumulative effect of changes in accounting principle (net of income taxes of $71)	113	--

Net income	$ 748	$ 769

Earnings Per Common Share - Basic
Income before cumulative effect of changes in accounting principle	$2.04	$2.65
Cumulative effect of changes in accounting principle	0.36	--
Net income	$2.40	$2.65

Earnings Per Common Share - Diluted
Income before cumulative effect of changes in accounting principle	$2.03	$2.64
Cumulative effect of changes in accounting principle	0.36	--
Net income	$2.39	$2.64

The condensed consolidated earnings statement for the six months ended June 30, 2003 reflects the adoption of two new accounting standards, effective January 1, 2003. These standards are Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, and Emerging Issues Task Force Issue No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities. The condensed consolidated earnings statement for the six months ended December 31, 2002, which was prepared under different accounting policies regarding the accounting matters covered by the aforementioned new standards, may not combined with the condensed consolidated earnings statement for the six months ended June 30, 2003, under generally accepted accounting principles.